FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Alcatel and ITI launch a new GSM production facility in India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: July 11, 2005	By:	/s/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel and ITI launch a new GSM production facility in India

Paris, July 7, 2005 — Alcatel (Paris: CGEP.PA and NYSE: ALA) today announced the launch of the first production facility for Alcatel’s GSM radio technology in India. This production line is being implemented at the ITI factory in Mankapur and it has an initial capacity of 2,000 base stations, which will be doubled in the coming months. The plan for this technology transfer also includes ITI’s launch of several GSM factories in October.

ITI is a long time partner of Alcatel and with this transfer of technology, will become, with Alcatel’s strong support, one of the largest suppliers of GSM technology in India. ITI and Alcatel delivered their first million GSM lines in February 2005. The two companies are now working on the delivery of the next 3 million lines, mainly with the production capacity of the Mankapur factory. The initial million lines covered the expansion of BSNL’s network in Western India including Gujarat, Maharashtra, MP and Chattisgarh.

Serge Tchuruk, Chairman and CEO of Alcatel, said: “ We have had a long history with ITI and since the early 1980s, we have been instrumental in providing the first digital technology to ITI for creating a robust Indian telecom infrastructure. I can say with pride that today over 50 percent of fixed line networks in India are powered by Alcatel solutions. This new GSM manufacturing facility will contribute greatly to the quality of service for GSM subscribers in India and add to overall improvement in the country’s telecom infrastructure. This latest association is a new chapter in a long standing relationship between Alcatel and ITI.”

Mr. Y K Pandey, Chairman and Managing Director of ITI stated, “Through our alliance with Alcatel over the past 20 years, ITI has been able to play a key role in building the telecom infrastructure in India”. He added, “Now, with the introduction of Alcatel’s industry-leading GSM technology, we are able to enter the mobile segment and provide a complete portfolio of mobile solutions to the public and private telecom operators.

About Alcatel

Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion and 56,000 employees in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel : +33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Mark Burnworth / HQ	Tel : +33 (0)1 40 76 50 84	mark.burnworth@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com